Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: September 5, 2023

The following are relevant excerpts of frequently asked questions made available to employees of ONEOK, Inc. on its intranet site on September 5, 2023

1.	As an employee, how can I ensure that I vote all of my stock? I received a proxy from E-Trade for my ESPP shares. I haven’t received proxies for my 401(k) or shares held at Equiniti.

Each share of ONEOK common stock has one vote. Submitting your votes for the special meeting is similar to how you vote your shares for ONEOK’s Annual Meeting of Shareholders. If you own ONEOK shares, you can vote online, by phone or by mail using the proxy card.

401(k) Plan participants holding ONEOK shares (Fidelity) who did not previously elect for email dissemination of proxy materials will be receiving their physical proxy materials soon. Mailing of proxy materials was completed on August 10.

401(k) Plan participants holding ONEOK shares may call EQ Customer Care at 866-235-0232 to obtain their control number, provided they give the appropriate information for identity verification.

We encourage ONEOK shareholders to vote “FOR” all of the proposals listed on the proxy card as soon as possible.

If you are a ONEOK shareholder and have any questions or require assistance in voting your shares, contact our proxy solicitor, Innisfree M&A Incorporated, at 877-750-9499.

2.	How is the culture of Magellan similar and different to ours?

We know that while ONEOK and Magellan may use different terminology to describe our values and cultures, the essence of our beliefs are the same:

-	Maintaining safe, reliable and environmentally responsible operations.

-	Operating ethically and with integrity.

-	Promoting a diverse and inclusive workforce.

-	Delivering best-in-class customer service.

-	Driving innovation and leveraging collaboration.

-	Promoting a culture of engagement with all stakeholders.

-	Involvement in the communities where we live and work.

We encourage employees to read more about both companies’ cultures and proud histories in upcoming communications, which will be housed on the Integration Hub.

3.	Assuming the vote goes through on the September 21, what would the date for Day 1 be?

We remain on track to close the transaction in the third quarter 2023. The transaction will be completed once all closing conditions set out in the merger agreement, including the receipt of necessary ONEOK shareholder and Magellan unitholder approvals, and other closing conditions have been satisfied. We anticipate this will occur shortly following the close of a successful vote. We will share the expected date for Day 1 in future communications.

4.	Could you share a short description of status of the further development of the HR team and what the merger means for the HR team?

Human Resources’ strategic focus is to attract, develop and retain diverse, inclusive, highly engaged and motivated people. As part of our commitment to align with our Mission, Vision and Core Values, HR realigned its operating structure earlier this year to leverage the team’s strengths and further develop the capabilities of the team. The new structure focused the team’s work into three key areas:

●	Business partnership.

●	Total rewards.

●	Talent management.

While it’s too early to say how the Magellan acquisition will impact the HR team, we will continue to move forward on this journey in support of our greatest resource – our people.

5.	Are the Magellan assets going to be managed under their own business segments or are portions going to be transferred to existing ONEOK business segments? For example, many companies have refined and NGL managed from the same leadership.

It’s too early to comment on our future state in this area. Our executive team has begun the evaluation process on how to most effectively report on the combined business. Decisions will be announced as they are made.

6.	When will we know the results of ONEOK or Magellan votes? Since votes can be turned in early, could both be before the September 21 meeting? How can we expect the results announced?

Broadridge Financial Solutions will tabulate the votes at the ONEOK Special Meeting. We expect preliminary voting results to be announced during the ONEOK Special Meeting and final voting results to be certified later that same day. Within four business days of the ONEOK Special Meeting, ONEOK will file a current report on Form 8-K with the voting results.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk that the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change, or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Merger Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction, ONEOK has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. The Registration Statement was declared effective by the SEC on July 25, 2023, and ONEOK and Magellan mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25, 2023. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.ONEOK.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

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